Exhibit 3.3

AMENDMENT NO. 2 TO
SIXTH AMENDED AND RESTATED BYLAWS
OF
RETAIL PROPERTIES OF AMERICA, INC.

Article XI of the Sixth Amended and Restated Bylaws of RETAIL PROPERTIES OF AMERICA, INC. is hereby deleted in its entirety and replaced with the following:

These Bylaws may be altered, amended or repealed by the Board or by the affirmative vote of a majority of all votes entitled to be cast by the holders of the issued and outstanding shares of common stock of the Company at a meeting of Stockholders duly called and at which a quorum is present. Notwithstanding anything to the contrary herein, this Article XI and Sections 13 and 14 of Article II of these Bylaws may not be altered, amended or repealed by the Board unless it shall also obtain the affirmative vote of a majority of the votes cast on the matter by the holders of the issued and outstanding shares of common stock of the Company at a meeting of Stockholders duly called and at which a quorum is present.

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.

Adopted and effective as of May 25, 2017.